November 2, 2021

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin, Staff Attorney, Division of Corporation Finance

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2021

Filed September 9, 2021

File No. 001-39940

Dear Mr. Austin:

We are in receipt of the letter, dated October 28, 2021, from the staff of the U.S. Securities and Exchange Commission with respect to the above-referenced filing by Cisco Systems, Inc. Per my voicemail left with Mr. Austin on November 2, 2021, in order to ensure ample time to provide you with thorough responses, we anticipate providing a complete response to the comment letter no later than November 24, 2021.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (408) 526-7815.

Sincerely,

/s/ Prat S. Bhatt
Prat S. Bhatt
Senior Vice President and Chief Accounting Officer

cc:	Anna Abramson, Staff Attorney, Division of Corporation Finance

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134-1706

Phone: 408 526-4000

Fax: 408 526-4100

www.cisco.com